Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 17, 2025, and the related Letter of Transmittal and any amendments, supplements or other modifications thereto, and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

EVOKE PHARMA, INC.

at

$11.00 per share in cash

Pursuant to the Offer to Purchase dated November 17, 2025

by

QOL-EOS MERGER SUB, INC.,

a direct wholly-owned subsidiary of

QOL MEDICAL, LLC

QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (“Evoke”), at a price of $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements (hereinafter referred to as the “Offer Price”). Such offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, collectively constitute the “Offer.” Stockholders of record who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 15, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (THE “EXPIRATION TIME”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 3, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Evoke, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Evoke in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Evoke continuing as the surviving corporation and becoming an direct wholly-owned subsidiary of Parent (the “Merger”). The Merger Agreement provides that, immediately prior to the effective time of the Merger, all of the then issued and outstanding Shares (other than Shares (i) then held by (A) Evoke or held in

Evoke’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (B) Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or (C) any stockholder of Evoke who is entitled to demand, has properly and validly demanded, and has not failed to perfect, nor waived, effectively withdrawn or otherwise lost their statutory right of appraisal of such Shares in accordance and compliance with Section 262 of the DGCL, or (ii) irrevocably accepted for payment in the Offer) will be canceled and cease to exist and converted into the right to receive the Offer Price, without interest and subject to any applicable withholding of taxes required by applicable legal requirements.

The Offer is not subject to any financing condition. The Offer is subject to the conditions set forth in Section 15 - “Conditions of the Offer” of the Offer to Purchase (collectively, the “Offer Conditions”), including (i) there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly-owned subsidiaries (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined by Section 251(h) of the DGCL)), would represent at least one more Share than the sum of (A) 50% of the total number of outstanding Shares, plus (b) the aggregate number of Shares issuable to holders of Company options to purchase Shares for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the Company’s equity incentive plan and applicable award agreement prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company options), plus (c) the aggregate number of Shares issuable to holders of warrants to purchase Shares for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the applicable warrant prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company warrant), as of immediately prior to the Expiration Time (the “Minimum Condition”), (ii) the absence of any order or law that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, (iii) the accuracy of the representations and warranties of Evoke contained in the Merger Agreement, subject to certain materiality standards, (iv) Evoke’s compliance with and performance in all material respects of its covenants and agreements contained in the Merger Agreement it is required to comply with or perform at or prior to the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer, (v) the absence of any Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement, (vi) since the date of the Merger Agreement, the Company will not have, without Parent’s prior written consent, modified, terminated, or amended the Company’s commercial services agreement or loan agreement with Eversana Life Science Services, LLC (“Eversana”) in any respect or waived, released, or assigned any material rights or material claims thereunder, and (vii) the Merger Agreement will not have been validly terminated in accordance with its terms, as well as other customary conditions set forth in Annex I to the Merger Agreement.

Evoke’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Evoke and its stockholders, and declared it advisable for Evoke to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement in accordance with the DGCL, (ii) adopted, approved and declared advisable execution and delivery by Evoke of the Merger Agreement, the performance by Evoke of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer without a vote of the stockholders of the Company, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Evoke accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated by the Merger Agreement not to be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated by the Merger Agreement.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

Purchaser will (and Parent will cause Purchaser to) extend the Offer (i) for the minimum period required by any applicable law or order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff and (ii) as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case of clauses (i) and (ii), as applicable to the Offer, the Schedule 14D-9 or any other Offer documents; and

•

if, as of any then-scheduled applicable Expiration Time, any of the Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser may (and if requested by Evoke, will, and Parent will cause Purchaser to), extend the Offer for one or more successive extension periods of up to 10 business days (or any longer period as may be approved in advance in writing by Evoke and the Parent) in order to permit the satisfaction of the Offer Conditions, except that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, Purchaser will not be required to extend the Offer for more than three occasions of up to 10 business days each (the length of such period to be determined by Parent and Purchaser, and each such period to end at 11:59 p.m. (New York City time) on the last business day of such period) (or such other period as may be approved in advanced writing by Evoke and Parent).

The Merger Agreement provides that Purchaser will not in any event be required to, and Parent will not in any event be required to cause Purchaser to, extend the Offer beyond 5:00 p.m. New York City Time on May 3, 2026 (the “Termination Date”).

If the Offer is consummated, Purchaser does not anticipate seeking the approval of Evoke’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if Purchaser consummates the Offer, Purchaser is required pursuant to the Merger Agreement to complete the Merger without a vote of Evoke’s stockholders in accordance with Section 251(h) of the DGCL. The purpose of the Merger is to acquire all of the outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all of the outstanding Shares.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price, provided that, without the prior written consent of Evoke, Parent and Purchaser may not (and Parent will not permit Purchaser to):

•	waive or modify the (i) Minimum Condition, (ii) Illegality Condition, or (iii) Termination Condition;

•	change the form of consideration to be paid in the Offer;

•	decrease the Offer Price or the number of Shares sought in the Offer;

•	extend the Offer or the Expiration Time, except as described above;

•	impose conditions or requirements on the Offer other than the Offer Conditions;

•	amend or modify any term or condition of the Offer in any manner that is (or reasonably would be expected to be) adverse to Evoke’s stockholders; or

•

make any change in terms of or conditions to the Offer in a manner that would, individually or in the aggregate, prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Under certain circumstances described in the Merger Agreement, Parent or Evoke may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is validly terminated in accordance with its terms. If the Merger Agreement is validly terminated, Purchaser will, and Parent will cause Purchaser to, promptly (and in any event within one business day of such termination), irrevocably and unconditionally terminate the Offer. If Parent and Purchaser terminate the Offer, or the Merger Agreement is terminated prior to Purchaser’s acquisition of Shares in the Offer, Purchaser will, and Parent will cause Purchaser to promptly return or cause to be returned, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Time.

In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and (i) the Share Certificates (if any) evidencing tendered Shares must be received by the Depositary at such address, (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration of the Offer, or (iii) you must comply with the guaranteed delivery procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 - “Withdrawal Rights” of the Offer to Purchaser and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates (if any) evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required for such Shares. Tendering stockholders will be paid at the same time, even if the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are received by the Depositary at different times.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Shares tendered pursuant to the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after January 16, 2026, the 60th day after commencement of the Offer.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates (if any) are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must be coordinated with the institution that handled the original tender through book-entry transfer. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Evoke has provided Purchaser with Evoke’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 – “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Broadridge Corporate Issuer Solutions, LLC (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser has also engaged InvestorCom LLC to serve as solicitation agent (the “Solicitation Agent”) in connection with the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent, the Depositary or the Solicitation Agent) for soliciting tenders of Shares pursuant to the Offer.

Broadridge Corporate Issuer Solutions, LLC

Attention: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Stockholders may call: (855) 793-5068 (toll-free from the United States or Canada) or

(720) 414-6898 (from outside of the United States or Canada)

Banks and Brokers may call collect: (720) 414-6898

November 17, 2025